UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                        HUMPHREY HOSPITALITY TRUST, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    445467103
                                 (CUSIP Number)

                               David L. Hefflinger
                      McGrath, North, Mullin & Kratz, P.C.
                              222 SOUTH 15TH Street
                        Suite 1400 One Central Park Plaza
                              Omaha, Nebraska 68102
                                  402-341-3070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 1999
             (Date of Events Which Require Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1 (g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 6 Pages)


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CUSIP No. 445467103

                                       13D

1.      NAMES OF REPORTING PERSONS

        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          STEVE H. BORGMANN

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                      (b)  [ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:     United States

                          7.   SOLE VOTING POWER

                               895,733 Shares
      NUMBER OF           8.   SHARED VOTING POWER
      SHARES
      BENEFICIALLY             107,811 Shares
      OWNED BY            9.   SOLE DISPOSITIVE POWER
      EACH
      REPORTING                895,733 Shares
      PERSON WITH         10.  SHARED DISPOSITIVE POWER

                               107,811

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

         1,003,544 Shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.0%

14.      TYPE OF REPORTING PERSON
                                       IN

                         (Continued on following pages)
                              (Page 2 of 6 Pages)

CUSIP No. 445467103

1.     Security and Issuer.

         This Schedule 13D covers shares of common stock, $.01 par value ("Common Stock"), of Humphrey Hospitality Trust, Inc. (the "Issuer"), a corporation organized under the laws of the Commonwealth of Virginia. The address of the Issuer's principal executive office is 12301 Old Columbia Pike, Silver Spring, Maryland 20904.

         The Issuer is the surviving corporation of the merger of Supertel Hospitality, Inc., a Delaware corporation ("Supertel Hospitality") with and into the Issuer on October 26, 1999 (the "Merger").

2.     Identity and Background.

     (a) Name:  Steve H. Borgmann (the "Reporting Person")

     (b) Residence or business address: The business address of the Reporting Person is 309 North 5th Street, Norfolk, Nebraska 68702.

     (c) Present   principal   occupation:   The  Reporting  Person  became   an
         Executive Vice President of the Issuer following the Merger.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: The Reporting Person is a citizen of the United States.

3.     Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired all of his shares of Common Stock in the Merger at the rate of 1.3 shares of Common Stock for each of his shares of common stock of Supertel Hospitality.

4.     Purpose of Transaction.

       The Reporting Person has acquired the shares of Common Stock beneficially owned by him for investment purposes. The Reporting Person may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, the Issuer's business or financial condition and to other factors and conditions the Reporting Person deems appropriate. Alternatively, the Reporting Person may sell all or a portion of his shares of Common Stock in the open market or in privately negotiated transactions.

                         (Continued on following pages)

                              (Page 3 of 6 Pages)


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CUSIP No. 445467103

         The Reporting Person does not have any present plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer;

     (c) a sale or transfer of a material amount of assets of the Issuer;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     (h) the class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a  class  of  equity  securities  of  the  Issuer becoming eligible for
         termination  of  registration   pursuant  to  Section 12(g)(4)  of  the
         Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.

5. Interest in Securities of the Issuer.

    (a) The aggregate number of shares of Common Stock and the percentage of outstanding shares of Common Stock (based upon the 11,173,560 shares of Common Stock outstanding on October 26, 1999, as represented by the Issuer), beneficially owned by the Reporting Person, as of the close of business on October 26, 1999, is set forth below:

-------------------------------------------------------------------------------
Name of Holder                No. of Shares             Percentage of
                           Beneficially Owned        Outstanding Shares
-------------------------------------------------------------------------------
Steve H. Borgmann, individually      895,733                    8.0%
-------------------------------------------------------------------------------
Creston Super "8" Motel, Inc.         59,056 (1)                  *
-------------------------------------------------------------------------------
Supertel, Inc.                        48,755 (1)                  *
-------------------------------------------------------------------------------
         * Less than 1%.

         (1) Reflects the Reporting Person's indirect beneficial ownership in a corporation which received Common Stock in the Merger.

                         (Continued on following pages)
                              (Page 4 of 6 Pages)


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CUSIP No. 445467103

         (b) The Reporting Person has the sole power to vote or direct the vote of all of the shares beneficially owned by him other than the shares of Common Stock held by Creston Super "8" Motel, Inc. and Supertel, Inc., which indirect voting power over the shares is shared by the Reporting Person and the other owners of such corporations. The Reporting Person also has the sole power to dispose of or direct the disposition of all of the shares of Common Stock beneficially owned by him other than the shares held by Creston Super "8" Motel, Inc. and Supertel, Inc., which indirect dispositive power over the shares is shared by the Reporting Person with the other owners of such corporations.

         Creston Super "8" Motel, Inc., an Iowa corporation, owns and operates a motel. The business address of Creston Super "8" Motel, Inc. is 804 West Taylor, Creston, Iowa 50801. Neither Creston Super "8" Motel, Inc. nor, to the best of its knowledge, any executive officer or director of Creston Super "8" Motel, Inc. has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Creston Super "8" Motel, Inc. has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Supertel, Inc., a Nebraska corporation, is in the business of holding shares of Common Stock. The business address of Supertel, Inc. is 309 North 5th Street, Norfolk, Nebraska 68702. Neither Supertel, Inc. nor, to the best of its knowledge, any executive officer or director of Supertel, Inc. has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Supertel, Inc. has not been a party during the past five years to a civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) On October 26, 1999, the Reporting Person acquired all of his shares of Common Stock in the Merger at the rate of 1.3 shares of Common Stock for each of his shares of common stock of Supertel Hospitality.

         (d) Not applicable.

         (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     In connection with the Merger, the Reporting Person was appointed an Executive Vice President of the Issuer.

7. Material to be filed as Exhibits.

         None

                         (Continued on following pages)
                              (Page 5 of 6 Pages)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     November 4, 1999
                                            -----------------------------------
                                                          (Date)

                                                   /s/  Steve H. Borgmann
                                            -----------------------------------
                                                        (Signature)

                                                    Steve H. Borgmann
                                            -----------------------------------
                                                          (Name)

                              (Page 6 of 6 Pages)